A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

February 12, 2008

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
H. Roger Schwall, Assistant Director
ATTN: Mellissa Campbell Duru
Mail Stop 7010
WASHINGTON, D.C. 20549

RE:    Sterling Oil & Gas
          Amendment No. 1
          Registration Statement on Form 10SB
          File No. 0-52959
          Filed January 22, 2008

          Sterling Oil & Gas
          Amendment No. 1
          Registration Statement on Form SB2
          File No.333-148034
          Filed January 22, 2008

         Responses to Comments dated February 7, 2008

To Whom It May Concern:

We have set forth your comments below with our responses.   If our explanations below are satisfactory, we believe it will be unnecessary to file a further amendment to Forms 10SB and SB2.

February 12, 2008

General

SEC COMMENT:  Please note that amendments to Regulation S-K became effective on February 4, 2008 and that Forms SB-2 and 10SB were eliminated as of that date.  With your next amendment, please amend your registration statements to comply with the new rules.
Refer to Release 33-8876 (December 19, 2007) and the “Compliance Date” section.

RESPONSE:    We note that Release 33-8876, the “Compliance Section,” states that “to provide a transition period, these issuers will be able to continue using the disclosure format and content based on the ‘SB’ form until six months after the effective date.”   In reviewing your comments we further noted that the changes you suggest relate solely to several narrative references to the accounting periods, although the form and substance of the financial statement presentation and of the narrative disclosure was correct and is not affected.   Accordingly we request permission to make these changes in the definitive filings of SB2 and 10SB (See response to Comment 5 below).

SEC COMMENT 2:   Please note that certain comments that follow may continue to apply equally to your Form SB-2 and Form 10-SB filed on January 22, 2008.   These comments have not been duplicated for specific filings unless otherwise indicated.   Please evaluate both documents in response to our comments and make corresponding changes to both documents as necessary.

RESPONSE:  These changes have been made.   See response to comment 5.

SEC COMMENT 3:   Please monitor your requirement to provide updated financial information with your next amendment.

RESPONSE:   We will so monitor the currency of our financial statements.

SEC COMMENT 4:   Please provide an updated consent with your next amendment.

RESPONSE:   We have consulted the Company’s independent registered accountants, who have reviewed this letter and the attached proposed changes in the definitive filings, with respect to this consent and have advised that in view of our suggested resolution herein the consent  should not be required.

February 12, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

SEC COMMENT 5:  It appears your fiscal year end is February 28th.   Please modify your disclosure to refer to the period from inception to your presented financial statement dates, as the inception period rather than the three or nine month period.

RESPONSE:   These changes have been made on pages 8 and 9 of Form 10SB and pages 17 and 18 of Form SB-2.   Marked copies of these pages with changes as proposed to be filed in the definitive filing are attached hereto.

Thank you for the professional and courteous assistance of the Staff.   Please contact the undersigned with any questions you may have.

Very truly yours,

STRONG AND HANNI

/s/ Scott R. Jenkins
Scott R. Jenkins

Proposed changes in definitive filing of Form SB2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation

During the  period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968 on the sale, and retained a two percent overriding royalty interest on the transferred leasehold interest. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

During June 2007, we sold a private placement of 5,000,000 units of restricted common stock and warrants of Sterling at $.05 each. Each unit consists of one (1) share of Sterling common stock and one (1) warrant, each exercisable for half  (1/2)  a share of Sterling common stock at $.25 per share. The company received cash of $250,000 and recorded offering cost of $790..  The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.  The company filed an SB-2 registration statement on December 12, 2007.

We did not acquire any additional oil and gas properties during the  period from inception (May 1, 2007) to July 31, 2007. During this period we sold an oil and gas lease for a tract of property that was not contiguous to the rest of our properties in the Powder River Basin of Wyoming. We received gross proceeds of $22,968 for the leasehold interest consisting of 184 net mineral acres, and retained a two percent overriding royalty interest on the leasehold interest. Our cost in this leasehold interest was $17,200. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

For the fiscal years ending February 28, 2008 and 2009, the company’s plan of operation is to evaluate oil and gas projects that are available to the company and evaluate utilization of the company’s existing Montana and Wyoming leasehold interests.

17

With regard to developing our Wyoming interests, effective December 31, 2007, the company entered into a joint venture agreement with Cedar Resources Corporation, a gas producer in the Powder River Basin. We sold 50% of our leasehold interests in our Wyoming properties to Cedar Resources for cash and a 50% working interest in future development of the company’s Wyoming leaseholds.

The company has also retained the services of American Oil and Gas Corporation to assist the company with obtaining potential oil and gas ventures in the Rocky Mountain area. American Oil and Gas will perform initial analysis of potential projects and recommend to the company those projects that should be evaluated further by management.

We may conduct our own field tests or exploration on one or more of our properties in Montana to determine the appropriate structure for possible development. There is, however, no assurance that we will.

It is estimated that these projects will range in size from $1,000,000 to $2,500.000 each and will be funded from the sale of stock through this registration.  However, to the extent funding is not available from this offering, future development will be dependant on obtaining additional funding.

Limited operating history; need for additional capital

There is no historical financial information about our current operations upon which to base an evaluation of our performance. We are in exploration stage operations and have not generated any revenues from current operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, the possibility that there is a lack of a sales market for our products, and possible cost overruns due to price and cost increases in services and products. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of operations

Period from Inception (May 1, 2007)  to   July 31, 2007

We reported a net loss for the period from inception (May 1, 2007) to   July 31, 2007 of $13,534.  Our other general and administrative costs were $4,616 during the period from inception (May 1, 2007) to July 31, 2007, We had $9,600 of consulting services during the period from inception (May 1, 2007)  to July 31, 2007

We did not acquire any oil & gas properties during the period from inception (May 1, 2007) to  July 31, 2007, however we sold one oil and gas leasehold interest with a cost of $17,200 and received gross proceeds of $22,968, The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Three Months Ended November 30, 2007

We reported a net loss for the three months ended November 30, 2007 of $36,977.  Our other general and administrative costs were $2,615 during the three month period ended November 30, 2007. We had $12,500 of consulting services and $23,308 of professional fess during the three months ended November 30, 2007

18

The Company purchased 50 net mineral acres during the three months ended November 31, 2007 for $8,610.

Inception (May 1, 2007) through November 30, 2007

We reported a net loss of $55,078.  Our other general and administrative costs were $9,016 for the period from inception (May 1, 2007) through November 30, 2007.  We had $25,300 of consulting services and $23,308 of professional fees also for the period from inception (May 1, 2007) through November 30, 2007.

During the period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest.

Liquidity and Capital Resources

As of November 30, 2007, we had working capital of approximately $189,709 and although it is uncertain how long these monies will fund operations, we expect them to be sufficient for approximately six months. Therefore, we may seek additional sources of capital for the coming year.   On June 8, 2007, we completed a private placement of securities and raised gross proceeds of $250,000. We sold a total of 5,000,000 units of common stock to twenty five investors at $.05 per unit, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock.    We issued the foregoing 5,000,000 units as restricted securities pursuant to the exemptions from registration contained in Regulation S of the Securities Act of 1933 and section 4(2) of the Securities Act of 1933.  Shares sold pursuant to Regulation S were sold to non U.S. persons outside the United States of America. Shares sold pursuant to section 4(2) of the Securities Act of 1933 were sold to persons who received the same information that can be found in a Form SB-2 registration statement and were deemed sophisticated investors in that they understood our business and were able to read and understand financial statements.

As of the date of this report, we have yet to generate revenues from our current business operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases.   SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently.  The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

19

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  SFAS 141(R) is effective for our fiscal year commencing May 1, 2009.  Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 141(R) on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.   SFAS 160 is effective for our fiscal year commencing May 1, 2009, including interim periods within that fiscal year. Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 160 on our results of operations and financial condition.

20

Proposed changes to definitive filing of Form 10SB

Item 2. Management’s Discussion and Analysis or Plan of Operation.
This section of the registration statement includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation.   During the period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968 on the sale, and retained a two percent overriding royalty interest on the transferred leasehold interest. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

During June 2007, we sold a private placement of 5,000,000 units of restricted common stock and warrants of Sterling at $.05 each. Each unit consists of one (1) share of Sterling common stock and one (1) warrant, each exercisable for half  (1/2)  a share of Sterling common stock at $.25 per share. The company received cash of $250,000 and recorded offering cost of $790..  The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.  The company filed an SB-2 registration statement on December 12, 2007

We did not acquire any additional oil and gas properties during the period from inception (May 1, 2007) to July 31, 2007. During this period we sold an oil and gas lease for a tract of property that was not contiguous to the rest of our properties in the Powder River Basin of Wyoming. We received gross proceeds of $22,968 for the leasehold interest consisting of 184 net mineral acres, and retained a two percent overriding royalty interest on the leasehold interest. Our cost in this leasehold interest was $17,200. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

For the fiscal years ending February 28, 2008 and 2009, the company’s plan of operation is to evaluate oil and gas projects that are available to the company and evaluate utilization of the company’s existing Montana and Wyoming leasehold interests.

With regard to developing our Wyoming interests, effective December 31, 2007, the company entered into a joint venture agreement with Cedar Resources Corporation, a gas producer in the Powder River Basin. We sold 50% of our leasehold interests in our Wyoming properties to Cedar Resources for cash and a 50% working interest in future development of the company’s Wyoming leaseholds.

The company has also retained the services of American Oil and Gas Corporation to assist the company with obtaining potential oil and gas ventures in the Rocky Mountain area. American Oil and Gas will perform initial analysis of potential projects and recommend to the company those projects that should be evaluated further by management.

We may conduct our own field tests or exploration on one or more of our properties in Montana to determine the appropriate structure for possible development. There is, however, no assurance that we will.

It is estimated that these projects will range in size from $1,000,000 to $2,500.000 each and will be funded from the sale of stock through this registration.  However, to the extent funding is not available from this offering, future development will be dependant on obtaining additional funding.

Limited operating history; need for additional capital. There is no significant historical financial information about our current operations upon which to base an evaluation of our performance. We are in exploration stage operations and have not generated any revenues from current operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, the possibility that there is a lack of a sales market for our products, and possible cost overruns due to price and cost increases in services and products. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of operations

Period from Inception (May 1, 2007) to July 31, 2007

We reported a net loss for the period from inception (May 1, 2007) to July 31, 2007 of $13,534.  Our other general and administrative costs were $4,616 during the period from inception (May 1, 2007) to July 31, 2007, We had $9,600 of consulting services during the period from inception (May 1, 2007) to July 31, 2007

We did not acquire any oil & gas properties during the period from inception (May 1, 2007) to July 31, 2007, however we sold one oil and gas leasehold interest with a cost of $17,200 and received gross proceeds of $22,968, The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Three Months Ended November 30, 2007

We reported a net loss for the three months ended November 30, 2007 of $36,977.  Our other general and administrative costs were $2,615 during the three month period ended November 30, 2007. We had $12,500 of consulting services and $23,308 of professional fess during the three months ended November 30, 2007

The Company purchased 50 net mineral acres during the three months ended November 31, 2007 for $8,610.

Inception (May 1, 2007) through November 30, 2007

We reported a net loss for the period from inception (May 1, 2007) through November 30, 2007 of $55,078.  Our other general and administrative costs were $9,016 during the period from inception (May 1, 2007) through November 30, 2007 .. We had $25,300 of consulting services and $23,308 of professional fees during the period from inception (May 1, 2007) through November 30, 2007

During the period from inception (May 1, 2007) through November 30, 2007, the Company purchased mineral leases and paid delay rentals in the amount of $133,547, received proceeds of $80,856 for a refund of deposits on leasehold purchases and sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest.

Liquidity and Capital Resources.

As of November 30, 2007, we had working capital of approximately $189,709 and although it is uncertain how long these monies will fund operations, we expect them to be sufficient for approximately six months. Therefore, we may seek additional sources of capital. On June 8, 2007, we completed a private placement of securities and raised gross proceeds of $250,000. We sold a total of 5,000,000 units of common stock to twenty five investors at $.05 per unit, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock. We issued the foregoing 5,000,000 units as restricted securities pursuant to the exemptions from registration contained in Regulation S of the Securities Act of 1933 and section 4(2) of the Securities Act of 1933. Shares sold pursuant to Regulation S were sold to non U.S. persons outside the United States of America. Shares sold pursuant to section 4(2) of the Securities Act of 1933 were sold to persons who receive the same information that can be found in a Form SB-2 registration statement and were deemed sophisticated investors in that they understood our business and were able to read and understand financial statements.

As of the date of this report, we have yet to generate revenues from our current business operations.

Recent Accounting Pronouncements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  SFAS 141(R) is effective for our fiscal year commencing May 1, 2009.  Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 141(R) on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.  SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.   SFAS 160 is effective for our fiscal year commencing May 1, 2009, including interim periods within that fiscal year. Earlier adoption is prohibited.  We are currently evaluating the impact of adopting SFAS 160 on our results of operations and financial condition.